Exhibit 6.45

TERMINATION AGREEMENT

This Termination Agreement (the “Agreement”) is entered into by and between Boustead Securities, LLC (the “Boustead”), and RMX Industries, Inc. (Formerly Reticulate Micro, Inc., the “Company”), on September 15, 2025 (the “Effective Date”). Boustead and the Company may each be referred to herein as a “Party,” or collectively as the “Parties.”

RECITALS

WHEREAS, on or about November 4, 2022, Boustead and the Company entered into that certain engagement letter (the “Engagement Letter”), which was amended on October 1, 2024, pursuant to which the Company engaged Boustead to act as an Advisor with respect to certain Financings and Transactions as described therein; and

WHEREAS, the Parties desire to terminate the Engagement Letter pursuant to the terms and conditions set forth in this Agreement; and

WHEREAS, capitalized terms used but not defined herein shall have the meanings set out in the Engagement Letter.

NOW, THEREFORE, in consideration of the terms set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby understand and agree as follows:

AGREEMENT

1.	Recitals Incorporated. The Recitals set forth above are hereby incorporated into this Agreement as though fully restated herein.

2.	Capitalized Terms. Capitalized terms not defined herein shall have the meaning assigned to them in the Engagement Letter or any amendments thereto.

2.	Termination of the Engagement Letter. The Parties understand and agree that in consideration of the terms and conditions set forth in this Agreement, the Engagement Letter and the Parties’ duties and obligations set forth therein, will be terminated as of the date the Cash Break Up Fees per Section 3 have been paid in full and the Warrant Break Up Fees per Section 3 have been issued to Boustead, and neither Party will have any right, duty, or obligation pursuant to the Engagement Letter thereafter unless otherwise stated in this Agreement. For the avoidance of doubt, notwithstanding anything to the contrary in the Engagement Letter, no terms of the Engagement Letter shall survive unless stated herein.

3.	Break Up Fees / Consideration. In exchange for Boustead’s agreement to terminate the Engagement Letter pursuant to Section 2 above, the Company hereby agrees to provide Boustead with the following breakup fees:

a.	Upon the execution of this Agreement, the Company shall issue warrants for the purchase of up to a total of 329,210 shares of Class A common stock, $0.001 par value per share, at a strike price of $1.80 per share.

b.	Upon the closing of the Company’s next Financing of at least $2,000,000, the Company shall pay Boustead, the following fees:

i.	The Company shall wire Four Hundred Thousand and 00/100 US Dollars ($400,000) to Boustead;

ii.	The Company shall issue warrants in the form attached hereto as Exhibit A (or its equivalent as approved by Boustead), pursuant to which Boustead shall have the right, from the date the warrant is executed by the Company and for five (5) years thereafter, to purchase shares of common stock of the Company worth Four Hundred Thousand and 00/100 US Dollars ($400,000) at a strike price equal to the lowest price per share issued to ATW Partners, LLC (“ATW”), or if no such warrants are issued, a strike price of $1.80 per share; and

iii.	Upon the earlier of the Company’s uplist to the New York Stock Exchange or December 31, 2025, the Company shall wire Two Hundred Thousand and 00/100 US Dollars ($200,000) to Boustead.

All warrants issued pursuant to this Agreement shall be included in the Company’s next registration statement filed with the U.S. Securities and Exchange Commission.

Boustead also agrees to waive any and all other fees due and owing, pursuant to the Engagement Letter, from the Effective Date through the termination of Engagement Letter (the “Termination Period”) pursuant to this Agreement; in the event the Engagement Letter is not terminated as a result of the Company’s failure to perform its duties and obligations under this Agreement, then any fees that would be due to Boustead, pursuant to the Engagement Letter, during the Termination Period, shall be immediately due to Boustead upon the Company’s failure to perform.

4.	Surviving Provisions. Sections 4, 11, 21 and 22 of the Engagement Letter shall survive this Agreement and the termination of the Engagement Letter pursuant hereto in accordance with their respective original terms pursuant to the Engagement Letter’s provisions governing such survival.

5.	Miscellaneous.

a.	Entire Agreement. This Agreement represents the only agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements, whether written or oral, relating hereto.

b.	Modification and Waiver. No purported amendment, modification, or waiver of any provision of this Agreement shall be binding on the Parties hereto unless set forth in a written documents signed by all Parties (in the case of amendments or modifications), or by the Party to be charged thereby (in the case of waivers). Any waiver shall be limited to the circumstances or events specifically referenced in the written waiver document and shall not be deemed to be a waiver of any other provision of this Agreement or of the same circumstances or events upon any recurrence of thereof.

c.	Notices. Any notices given hereunder shall be in writing and may be delivered by hand, e-mail, fax, or first-class mail to the following addresses (or at such other email, fax number, or address as shall hereafter be specified by such party by like notice):

If to the Company:

RMX Industries, Inc.,

Attn: Michael Chermak, Executive Chairman 4514 Cole Ave, Ste. 600,

Dallas, TX 75205 Email: m.chermak@rmx.io

If to Boustead:

Boustead Securities, LLC Attn: Lincoln Smith, CEO 6 Venture

Suite 395

Irvine, CA 92618

Fax: +1 815 301 8099

Email: Lincoln.smith@boustead1828.com

With a copy to:

Christopher P. Parrington, Esq. Boustead & Company Limited

P.O. Box 118

Chaska, MN 55318

Email: Chris.Parrington@Bousteadco.com

d.	Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns, and the rights and obligations of the Parties under this Agreement may not be assigned, sold, or otherwise transferred, by operation of law or otherwise, without the prior written consent of Boustead and the Company.

e.	Execution. The Parties understand and agree that this Agreement may be executed in counterparts and transmitted electronically, both of which shall be deemed to be an original, but when taken together, shall constitute one and the same agreement.

f.	Severability. If any term of his Agreement is deemed unenforceable, void, voidable or illegal, such term shall be deemed severable from all other terms of this Agreement, and this Agreement, as amended, shall otherwise continue in full force and effect.

g.	English Language. This Agreement is expressed in the English language. If this Agreement is translated by either Party to another language for any purpose, the English language version shall govern over any transaction in the event of any inconsistency, discrepancy, or conflict of interpretation. All communications, notices, and other actions relating to this Agreement shall be in the English language.

h.	Governing Law; Dispute Resolution. This Agreement shall be deemed to have been made in the State of Delaware, United States of America, and shall be construed, and the rights and liabilities determined, in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules of such jurisdiction. Any controversy or claim relating to or arising from this Agreement (a “Dispute”) shall be settled, as applicable, in federal court located in Santa Ana, California. Should a Dispute not rise to meet the qualifications of filing in federal court in Santa Ana, California, then the Dispute shall be resolved by arbitration in accordance with the Arbitration Rules of FINRA as such rules may be modified herein or as otherwise agreed by the Parties in controversy. The forum for arbitration shall be Orange County, California. Following thirty (30) days’ notice by any Party of intention to invoke arbitration, any Dispute arising under this Agreement and not mutually resolved within such thirty (30) day period shall be determined by the arbitrators upon which the parties agree. In the event a suit, action, arbitration, or other proceeding of any nature whatsoever, including, without limitation, any proceeding under the U.S. Bankruptcy Code, is instituted by any part to interpret or enforce any provision of this Agreement, then the prevailing Party shall be entitled to recover from the other Parties its reasonably attorneys’, paralegals’, accountants’, or other experts’ fees, and all other fees, costs, and expenses actually incurred and reasonably necessary in connection herewith.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have each caused their authorized representative to execute this Agreement as of the Effective Date.

BOUSTEAD SECURITIES, LLC

/s/ Lincoln Smith
By:	Lincoln Smith
Title:	CEO

RMX Industries, Inc.

/s/ Michael Chermak
By:	Michael Chermak
Title:	Executive Chairman

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